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As filed with the Securities and Exchange Commission on May 4, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MICRO COMPONENT TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Minnesota	41-0985960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2340 West County Road C, St. Paul, Minnesota 55113
(651) 697-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Roger E. Gower
President and Chief Executive Officer
2340 West County Road C
St. Paul, Minnesota 55113
(651) 697-4000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
 James C. Diracles, Esq.
Charles C. Berquist, Esq.
Best & Flanagan LLP
225 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402-4690
(612) 339-7121

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

        If the registrant elects to deliver its latest annual report to the security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a) (1) of this Form, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PER PRICE SHARE	PROPOSED MAXIMUM AGGREGATE PRICE	AMOUNT OF REGISTRATION FEE

Common Stock, par value $0.01 per share	2,092,350(1)(2)	$1.23(3)	$2,573,591(3)	$326.07

(1)
Includes: (a) 1,507,943 shares of common stock issuable upon the conversion of promissory notes issued on March 9, 2004, to a lender in connection with a financing transaction, (b) 184,407 shares issuable in payment of interest on the promissory notes, and (c) 400,000 shares issuable upon exercise of a warrant issued to the lender in connection with the financing transaction.

(2)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, the registrant is also registering such indeterminate number of shares of common stock as may be issued from time to time pursuant to the anti-dilution provisions in the promissory notes and warrant.

(3)
Estimated solely for purposes of calculating the filing fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices per share reported by the OTC Bulletin Board on April 30, 2004.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8 (a), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT COVERING THE SECURITIES FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SECURITIES NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated May 4, 2004

PROSPECTUS

Micro Component Technology, Inc.

2,092,350 Shares

Common Stock

        This prospectus relates to the offer and sale of up to 2,092,350 shares of our common stock by the selling shareholders listed on page 11. We will not receive any of the proceeds from the sale of the shares by any of the selling shareholders.

        The selling shareholders may offer their shares of common stock though public or private transactions, on or off the OTC Bulletin Board, at prevailing market prices, or at privately negotiated prices.

        Our common stock is listed on the OTC Bulletin Board and trades under the symbol "MCTI". On April 30, 2004, the closing sale price of a share of our common stock on the OTC Bulletin Board was $1.23.

        THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. WE REFER YOU TO "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated May            , 2004.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
FORWARD-LOOKING STATEMENTS	4
RISK FACTORS	4
RECENT DEVELOPMENTS	10
USE OF PROCEEDS	10
SELLING SHAREHOLDERS	11
PLAN OF DISTRIBUTION	12
DESCRIPTION OF OUR CAPITAL STOCK	14
LEGAL MATTERS	15
EXPERTS	15
DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS	15
WHERE YOU CAN FIND MORE INFORMATION	16
INDEMNIFICATION	16

        References in this prospectus to "MCT," "the Company," "we" and "our," unless the context otherwise requires, refer to Micro Component Technology, Inc., a Minnesota corporation, and its consolidated subsidiaries and their respective predecessors.

        You should rely only on the information contained in and incorporated by reference into this prospectus. We have not authorized anyone to provide you with different or additional information from that contained in and incorporated by reference into this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is legal to sell these securities. The information contained in and incorporated by reference into this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

        Our trademarks used in or incorporated by reference in this prospectus are: MCT, Infinity Systems, Aseco, Tapestry®, Smart Solutions, SmartMark, SmartSort, SmartTrak, Isocut, MCT 5100, MCT 7632, S-170 and S-130. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

        This summary highlights some information contained in, and incorporated by reference into, this prospectus. You should read the entire prospectus carefully, including the section entitled "RISK FACTORS" and our financial statements and related notes, which are incorporated by reference into this prospectus, before deciding to invest in our common stock.

About MCT

        MCT is a Minnesota corporation. MCT has three wholly owned active operating subsidiaries, Micro Component Technology Asia Pte. Ltd., ("MCT Asia"), MCT Asia (Penang) Sdn. Bhd., ("Penang"), and MCT Philippines, Inc. ("Philippines"). Our principal executive offices are located at 2340 West County Road C, St. Paul, Minnesota 55113 and our telephone number at that location is (651) 697-4000. Our Web site is located at www.mct.com. The information on our Web site is not part of this prospectus.

Our Business

        We are a leading supplier of integrated automation solutions for the global semiconductor test and assembly industry. We offer complete and comprehensive equipment automation solutions for the test, laser mark, mark inspect, singulation, sort, and packaging for shipment portions of the back-end of the semiconductor manufacturing process that significantly improve our customers' productivity, yield and throughput. Our solutions include our series of integrated Smart Solutions, automated test handlers, factory automation software and equipment integration services. Our customers include many leading semiconductor companies and many of the leading back-end contract test and assembly companies. We believe we have one of the world's largest installed bases of handlers used to test semiconductor devices.

The Offering

        The selling shareholders are offering a total of 2,092,350 shares of our common stock, consisting of (a) 1,507,943 shares of common stock issuable upon the conversion of promissory notes issued on March 9, 2004 to a lender in connection with a financing transaction, (b) 184,407 shares issuable in payment of interest on the promissory notes, and (c) 400,000 shares issuable upon exercise of a warrant issued to the lender in connection with the financing transaction. We are registering the resale of these shares to permit the selling shareholders to resell the shares in the public market.

Common stock offered by the selling shareholders	2,092,350
Common stock outstanding as of April 30, 2004	25,114,700
OTC Bulletin Board Symbol	MCTI

Use of Proceeds

        MCT will not receive any proceeds from the sale of the common stock by the selling shareholders, except for proceeds which may be received from the exercise of warrants issued to the lender, which will be used for general working capital purposes. See "USE OF PROCEEDS."

Risk Factors

        This prospectus involves certain investment risks. See "RISK FACTORS".

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents that are or will be incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements concerning the conditions in our industry, our operations, economic performance and financial condition. The words "believe," "expect," "anticipate," "intend" and other similar expressions generally identify forward-looking statements. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on our current predictions of future performance and are subject to a number of risks and uncertainties, including, without limitation, those identified in the "Risk Factors" section below and elsewhere in this prospectus, or the documents incorporated by reference into this prospectus, and other risks and uncertainties indicated from time to time in our filings with the SEC. In light of the risk factors noted below and other uncertainties, there can be no assurance that the matters referred to in the forward-looking statements will in fact occur. Actual results could differ materially from these forward-looking statements. We do not undertake to update our forward-looking statements or the risk factors noted above to reflect future events or circumstances.

RISK FACTORS

        INVESTING IN OUR COMMON STOCK INVOLVES RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS IN ANALYZING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. IF ANY OF THE FOLLOWING EVENTS OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD SUFFER. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK.

The success of our new products depends upon customer acceptance of both the testing of semiconductor devices in strip form and the automation of the back-end of the semiconductor manufacturing process.

        Several of our new products, including our Tapestry strip handler and other Smart Solutions products, are used to test and process semiconductor devices in strip form. Assembly of semiconductor devices in strip form is the standard industry practice. However, we cannot assure you that testing of semiconductor devices in strip form will become widely accepted by the industry. Until recently, most semiconductor manufacturers believed it was necessary to test semiconductors after they were cut from the strips because they believed the act of cutting the strips containing the semiconductor devices, referred to as singulation, could result in damage or contamination to the semiconductor devices and, as a consequence, make the prior test results unreliable.

        We introduced our Tapestry handling system in February 1999. In May 2000, we introduced other Smart Solutions products, which provide additional process capability for handling and testing semiconductor devices in strip form. In July of 2003, we introduced our Tapestry SC, a second-generation system. Our new products are attractive to customers only if the customers can see the value of automating the test and assembly portions of their semiconductor manufacturing operations. Although semiconductor manufacturers have automated the wafer fabrication portion of their operation, or the front-end of the semiconductor manufacturing process, very few semiconductor manufacturers have invested a significant amount of capital to automate the test and assembly portions of their operations. We are introducing new products for technologies, which may not be accepted on a wide-scale basis by the industry. If either the testing of semiconductor devices in strip form or wide-scale automation of the back-end is not accepted by the industry, our net sales likely will suffer.

Downturns in semiconductor industry business cycles could have a negative impact on our operating results.

        Our business depends heavily upon capital expenditures by semiconductor manufacturers. The semiconductor industry is highly cyclical, with periods of capacity shortage and periods of excess capacity. In periods of excess capacity, the industry sharply cuts purchases of capital equipment, such as our products. Thus, a semiconductor industry downturn or slowdown substantially reduces our revenues and operating results and could hurt our financial condition. In the fourth quarter of 2000, the semiconductor capital equipment industry went into a severe downturn. This downturn has intensified and continued throughout most of 2003, which has adversely impacted our revenues, operating results and financial position over the last three years. Although the market has shown recent sign of stabilization, it is not certain that if this will be sustained nor if the market will return to its historical growth rates.

We offer automation solutions and, unless we effectively market our company as a provider of automation solutions, our expected financial results will suffer.

        We offer equipment automation solutions and software development services. These solutions and services require different marketing techniques and involve a more extensive decision-making process by customers than for our traditional handler products. We need to successfully market our automation products using different sales methods than we have previously used.

        We acquired an automation software business in June 1999 and introduced our first suite of products to provide an automation solution for the testing portion of semiconductor manufacturing in May 2000. The sales from these operations make up less than 6%, 5% and 6% of net sales for the years ended December 31, 2003, 2002 and 2001, respectively. Our future success is dependent upon being able to successfully market our automation products. If we are not successful in effectively marketing ourselves as an equipment automation solutions provider to the semiconductor industry, our results of operations and financial condition will suffer.

We invest heavily in research and development efforts and our financial results depend upon the success of these efforts.

        We have spent, and expect to continue to spend, a significant amount of time and resources developing new products and refining existing products and systems. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of new systems.

        Our ability to introduce and market new products successfully is subject to a wide variety of challenges during this development cycle, such as design defects or changing market requirements that could delay introduction of these systems. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be canceled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales needed to recoup our research and development expenditures.

Our operating results often have large changes from period to period, which may result in a decrease in our stock price.

        Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or operating results or lead to significant variability in our operating results. A variety of factors could cause this variability, including the following:

  •
  the cyclical nature of the semiconductor industry;

  •
  delays in, or cancellation of, significant system purchases by customers;

  •
  delays in the development, introduction and production of our products;

  •
  changes in the mix of our products and their gross margins;

  •
  new product introductions by competitors and competitive pricing pressures;

  •
  the time required for us to adjust our operating expenses to respond to changes in sales and market conditions;

  •
  the timing of any future acquisitions and their effect on our financial results;

  •
  component shortages resulting in manufacturing delays; and

  •
  pressure by customers to reduce prices, shorten delivery times and extend payment terms.

        We cannot predict the impact of these and other factors on our sales or operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results may fall below expectations of security analysts or investors in some future periods. Our failure to meet these expectations would likely adversely affect the market price of our common stock.

A substantial amount of our common stock may be sold in the public market in the future, which could cause our stock price to decline.

        Sales of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to decline. As of April 30, 2004, we had an aggregate of 25,114,700 shares of our common stock outstanding, substantially all of which is freely tradable. The shares of common stock being registered under this registration statement will become freely tradable upon the effectiveness of this registration statement. As of April 30, 2004, there were outstanding stock options to purchase 2,698,555 shares of our common stock, and outstanding warrants to purchase 283,350 shares of our common stock, all of which shares will be freely tradable if the options and warrants are exercised.

        Substantially all of our 10% Senior Subordinated Convertible Notes now allow the holders to convert their notes into our common stock at a conversion price of $1.00 per share. Pursuant to a standard anti-dilution provision in the notes, the conversion price will be reduced on a broad-based, weighted-average basis if we sell shares or grant options at a price less than the then-current conversion price. However, no adjustments will be made for the grant of options or sale of shares to our employees and directors. The anti-dilution provision also allows for proportional adjustments for stock splits, stock dividends and the like. A reduction in the conversion price in this manner could increase the number of shares available for sale in the public market, which could cause the market price of our stock to decline.

Our anti-takeover measures may affect the value of our stock.

        As a Minnesota corporation, we are subject to the Business Corporation Law of the State of Minnesota, including Sections 671 and 673. In general, Section 671 and 673. In general, Section 671 prevents a purchaser of certain percentages of our common stock from voting that stock, unless the purchaser receives prior approval of the other stockholders. Section 673 restricts the ability of a public Minnesota corporation from engaging in a business combination with an interested stockholder for a period of four years after the date of the transaction in which the person became an interested stockholder, unless certain approval requirements are met. As a result of the application of Section 671 and 673 and provisions in our articles of incorporation and bylaws, potential acquirers may be discouraged from attempting to acquire us, possibly depriving you of opportunities to sell or otherwise dispose of our stock at above-market prices typical of such transactions.

        We are authorized to issue up to 1,000,000 shares of preferred stock and to determine the price, privileges and other terms of the shares. The issuance of any preferred stock with superior rights to the common stock could reduce the value of our common stock. In particular, specific rights we may grant to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, preserving control of us by present owners and management and preventing you from realizing a premium on your shares.

Our stock price is volatile and it may drop unexpectedly.

        Stock prices of companies in the semiconductor equipment industry, including ours, can swing dramatically with little relationship to operating performance. Factors, which could cause our stock price to change, include:

  •
  changes in the market's view of the semiconductor industry in general;

  •
  changes in our quarterly operating results for the reasons set out in the previous risk factors for other reasons;

  •
  changes in our reported financial results based on accounting pronouncements;

  •
  changes in research analysts' expectations for us or our industry or failure to meet research analysts' estimates;

  •
  changes in the general economic conditions or developments in the semiconductor industry which affect investors' confidence;

  •
  announcements by us or our competitors of technological innovations or new or enhanced products; and

        Additional factors, which may impact our results, include:

  •
  we depend upon a few customers for the majority of our revenues and a reduction in their orders could adversely affect us;

  •
  our operating results would be harmed if one of our key suppliers fails to deliver components for our products;

  •
  the loss of any of our key personnel could harm our business;

  •
  our markets are very competitive and demand for our products may decrease if additional competitors enter our markets;

  •
  our dependence upon international sales involves significant risk;

  •
  the possible adverse impact of economic or political changes in the market we serve; and

  •
  our inability to obtain financing to fund continuing or expanding operations.

        Fluctuations or decreases in the trading price of our common stock may adversely affect the ability to trade our shares. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financing.

The loss of any key personnel could harm our business.

        Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of any of these key personnel, who would be extremely difficult to replace, could harm our business and operating results. We do not have key person life insurance on any of our executives. Competition for management in our industry can be intense, and we may not be successful in retaining key management personnel.

Our markets are very competitive and demand for our products may decrease if additional competitors enter our markets.

        The semiconductor device testing and assembly equipment industry is highly competitive, and the market for our automation products and services is expected to become more competitive. We face substantial competition throughout the world primarily from manufacturers in the United States, Japan, and other countries in Asia. The only companies that we are aware of that currently offer a production grade strip handling solution comparable to our Tapestry product are Fico BV, ASM International, Tesec and Cohu, whose products were introduced between 1995 and 2002. Fico's product line currently is used only for leaded semiconductor devices. However, we are aware that other companies are developing strip handling solutions, some have shipped beta versions to customers, and we expect other companies will offer automation systems for the back-end when strip testing technology becomes more accepted. Our primary competitors in the traditional handler market are Advantest Corporation, Aetrium Incorporated, Cohu, Inc., Multitest Electronics Systems GmbH, and Rasco AG. Many of these competitors are considerably larger and have considerably greater financial resources than we do.

        The principal elements of competition in our markets include throughput capability, quality, reliability, price, product performance, customer service and support, financial strength, versatility and the ability to deliver on schedule. Although we believe that we compete favorably with respect to each of these factors, new product introductions by our competitors could cause a decline in sales or loss of market acceptance of our existing products. If competitors introduce more technologically advanced products, the demand for our similar products would likely be reduced.

Our dependence upon international sales involves significant risk.

        Our international sales accounted for approximately 67% of our net sales for the year ended December 31, 2003, approximately 71% of our net sales for the year ended December 31, 2002 and approximately 54% of our net sales for the year ended December 31, 2001. As a result, a major portion of our revenues and operating results is subject to the risks associated with international sales. Our international sales may be hurt by many factors, including:

  •
  changes in policy or applicable U.S. or foreign laws which result in burdensome government control, tariffs, restrictions, embargoes or export license requirements;

  •
  political and economic instability in our target international markets;

  •
  difficulties of staffing and managing our international operations or representatives;

  •
  changes in foreign currency exchange rates, which could make our products more expensive as stated in local currency, since our foreign sales are typically made in U.S. dollars;

  •
  shipping delays;

  •
  less favorable foreign intellectual property laws, which make it harder to protect our technology from appropriations by competitors;

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  longer payment cycles common in foreign markets;

  •
  difficulties collecting our accounts receivable because of the distance and different legal rules; and

  •
  potential additional U.S. and foreign taxes which increase the amount of taxes we have to pay.

Economic problems in Asia may hurt our sales.

        Asia is an important region for the markets we serve and has accounted for a large part of our net sales. In recent years, Asia has experienced serious economic problems including currency devaluations, debt defaults, lack of liquidity and recessions. Our net sales depend upon the capital expenditures of semiconductor manufacturers, many of whom have operations and customers in Asia. Serious economic problems in Asia would likely result in a significant decrease in the sale of equipment to the semiconductor industry. Economic difficulties in this region could also damage the economies of the U.S. and Europe and, ultimately, the domestic demand for our products. Therefore, weak economic conditions in Asia would likely negatively impact our future financial condition, net sales and operating results.

Rapid technological change may make our products obsolete.

        Technology changes rapidly in the markets we serve. Our success will depend upon our ability to anticipate these changes, enhance our existing products and develop new products to meet customer requirements and achieve market acceptance. We may not be able to respond correctly or quickly enough. If we fail in these efforts, our products will become obsolete, which will hurt our operating results and financial position.

Our intellectual properties may not be adequate to protect our business.

        We rely on our patent and trade secret rights to protect our proprietary technology. Our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may block our use of our proprietary technology. In addition, we rely upon unpatented trade secretes and seek to protect them, in part, through confidentiality agreements with employees, consultants and our customers and potential customers. If these agreements are breached, or if our trade secrets become known to or are independently developed by competitors, we may not have adequate remedies for the breach.

        If a competitor's product infringes upon our patents, we may sue to enforce our rights in an infringement action. These suits are costly and would divert funds and management and technical resources from our operations. Furthermore, we cannot be certain that our products or processes will not infringe upon any patents or other intellectual property rights of others. If they do infringe upon the rights of others, we may not be able to obtain a license from the intellectual property owner on commercially reasonable terms or at all.

        Currently, a significant portion of our revenue is derived from sales in foreign countries, including countries in Asia, such as the Philippines, Taiwan and Korea. The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in other countries, including some countries in which we have sold and continue to sell products. Our means of protecting our proprietary rights may not be adequate in these countries. For example, our competitors in these countries may independently develop similar technology or duplicate our systems. If we fail to protect our intellectual property adequately in these countries, it would be easier for our competitors to sell competing products in these countries.

RECENT DEVELOPMENTS

        On March 9, 2004, the Company entered into a $5,000,000 financing transaction with Laurus Master Fund, Ltd., an institutional fund based in New York City that specializes in providing asset-based lending to growing public companies ("Laurus"). Laurus is sometimes referred to in this prospectus as the lender.

        Pursuant to the financing transaction, Laurus has loaned the Company: (a) $2.0 million on a three-year term note, convertible into our common stock at $1.79 per share, (b) $750,000 on a "minimum borrowing note" convertible into our common stock at $1.92 per share, and (c) up to an additional $2.25 million on a revolving note. The notes are secured by all of the Company's assets.

        In connection with the financing transaction, the Company also issued Laurus warrants convertible into 400,000 shares of common stock at the following exercise prices: (a) 200,000 shares at $2.30 per share, 100,000 shares at $2.50 per share, and 100,000 shares at $2.88 per share.

        This prospectus covers (a) 1,117,318 shares issuable to Laurus upon conversion of the term note, (b) 390,625 shares issuable to Laurus upon conversion of the minimum borrowing note, (c) 184,407 shares issuable in payment of interest on the notes, and (d) 400,000 shares issuable to Laurus upon exercise of the warrants, for a total of 2,092,350 shares.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares by the selling shareholders, except proceeds which we may receive from the exercise of warrants issued to the lender, which will be used for general working capital purposes. All net proceeds from the sale of the shares covered by this prospectus will go to the selling shareholders. Upon conversion by the lender of its promissory notes, we will transfer the principal amounts of the notes from debt to equity in our financial statements.

SELLING SHAREHOLDERS

        The following table sets forth information known to us with respect to the beneficial ownership of our common stock by the selling shareholders as of March 31, 2004.

        The table assumes that each selling shareholder will sell all of the shares offered by it in this offering. We are unable to determine, however, the exact number of shares that will actually be sold or when or if these sales will occur. To our knowledge, each selling shareholder has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by that person. None of the selling shareholders has had any position, office or other material relationship with us in the past three years.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Beneficial Owners(1)(2)	Number of Shares(3)	Percent	Shares Offered	Number of Shares	Percent
Laurus Master Fund, Ltd.	2,092,350	7.7%	2,092,350	0	0

(1)
Laurus is controlled by David Grin and Eugene Grin.

(2)
Laurus is not affiliated with any broker-dealers.

(3)
Includes (a) 1,507,943 shares issuable upon conversion of promissory notes, (b) 184,407 shares issuable in payment of interest on the promissory notes, and (c) 400,000 shares issuable upon exercise of a warrant. Laurus has agreed that, unless an Event of Default has occurred and is continuing, or unless it has given us 75 days prior notice, it will not acquire in excess of 4.99% of our outstanding common stock by conversion of its promissory notes or exercise of its warrants.

PLAN OF DISTRIBUTION

        We are registering 2,092,350 shares of our common stock on behalf of the selling shareholders. The selling shareholders named in the table above, or pledgees, donees, transferees or other successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale transfer after the date of this prospectus, may sell the shares from time to time. All of such persons are "selling shareholders" as that term is used in this prospectus. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

        The selling shareholders may sell the shares from time to time in one or more of the following transactions:

  •
  an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

  •
  ordinary brokerage transactions and transaction in which the broker solicits purchases;

  •
  privately negotiated transactions;

  •
  a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

  •
  purchase by a broker-dealer as principal and resale by such broker-dealer for its own account; or

  •
  any combination of the foregoing.

        The sale price to the public may be:

  •
  the market price prevailing at the time of sale;

  •
  a price related to such prevailing market price;

  •
  a negotiated or fixed price; or

  •
  such other price as the selling shareholders determine from time to time.

        The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at the time.

        The selling shareholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also:

  •
  sell our common stock short and redeliver the shares to close out the short position;

  •
  enter into options or other types of transactions that require the selling shareholder to deliver the shares to broker-dealers, who will then resell or transfer the shares pursuant to this prospectus, as supplemented or amended to reflect such transactions; or

  •
  loan or pledge the shares to broker-dealers, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transactions.

        In addition, any shares that qualify for sale under Rule 144 may be sold in accordance with Rule 144 rather than pursuant to this prospectus.

        The selling shareholders may also sell the shares directly to market makers acting as principal and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling shareholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling shareholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling shareholders.

        The selling shareholders may sell all or any part of the shares offered in this prospectus through an underwriter. No selling shareholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling shareholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or amendment to this prospectus.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

        The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such Act, including, without limitation, the anti-manipulation rules of Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect marketability of the shares.

        We will make copies of this prospectus available to the selling shareholders, and we have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered by this prospectus. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

        We may suspend the use of this prospectus, in the event that there is a material, or potentially material, development involving MCT, or there is an occurrence of an event that renders the information in this prospectus misleading, incomplete or untrue.

DESCRIPTION OF OUR CAPITAL STOCK

        Our authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

        As of April 30, 2004, there were issued and outstanding 25,114,700 shares of common stock held by 334 stockholders of record. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive any dividends that the board of directors declares out of available funds. In the event of a liquidation, dissolution or winding up of the company, holders of common stock have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of common stock are, and the shares to be sold pursuant to this prospectus will be, fully paid and non-assessable.

Preferred Stock

        The board of directors is authorized to issue shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and other special rights, and the qualifications, limitations and restrictions of each series, without any further vote or action of the stockholders. The issuance of any preferred stock could dilute the voting power or otherwise adversely affect the rights of the common stock. The issuance of preferred stock could have the effect of acting as an anti-takeover device to delay or prevent a change in control of the company. There are no shares of preferred stock currently outstanding and the company has no present plans to issue preferred stock.

Potential Anti-Takeover Effects of Minnesota Law

        Section 671 of the Business Corporation Law of the State of Minnesota applies, with certain exceptions, to any acquisitions of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party, resulting in the beneficial ownership change of 20% or more of the voting stock then outstanding. Section 671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a majority of our shareholders. In general, shares acquired without this approval are denied voting rights and can be called for redemption at their then fair market value by us within 30 days after the acquiring person has failed to deliver a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

        Section 673 of the Minnesota Business Corporation Law generally prohibits any business combination by us, or any subsidiary of us, with any shareholder that purchases 10% or more of our voting shares (an "interested shareholder"), within the four years following the interested shareholder's share acquisition date, unless the business combination is approved by a committee of disinterested members of our board of directors before the interested shareholder's share acquisition date.

        Section 675 of the Minnesota Business Corporation Law generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror's last purchase of the corporation's shares pursuant to a takeover with respect to that class, unless the corporation's shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.

Transfer Agent and Registrar

        The transfer agent and registrar of our common stock is Wells Fargo Bank Minnesota, N.A.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus has been passed upon for us by Best & Flanagan LLP, Minneapolis, Minnesota.

EXPERTS

        The consolidated financial statements as of and for the year ended December 31, 2003 incorporated in this prospectus by reference to our Annual Report on Form 10-K have been audited by Virchow, Krause & Company, LLP, independent auditors as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements as of and for each of the two years ended December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's ability to continue as a going concern) which is incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference the documents listed below:

  •
  Our latest Annual Report on Form 10-K.

        Delivered with this prospectus are copies of our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q. In addition, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) but not delivered with this prospectus. You should direct requests for documents to:

  Micro Component Technology, Inc.
  Attention: Michelle Sprunck
  2340 West County Road C
  St. Paul, Minnesota 55113
  Telephone Number: (651) 697-4200

WHERE YOU CAN FIND MORE INFORMATION

        We are currently subject to the information requirements of the Exchange Act. As a result, we are required to file periodic reports and other information with the SEC, such as annual, quarterly and current reports and proxy statements. You may inspect and copy the reports, proxy statements and other documents we file with the SEC, at prescribed rates, at the following public reference facilities the SEC maintains:

  Judiciary Plaza
  450 Fifth Street, N.W.
  Washington D.C. 20548

        You may obtain information regarding the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are available to the public free of charge at the SEC's website. The address of the website is http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-2 pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statements, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statements, and all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein.

        We intend to furnish our shareholders with annual reports containing financial statements audited by an independent auditor, and to make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

INDEMNIFICATION

        Minnesota law and our Articles of Incorporation eliminate or limit certain liabilities of our directors. Minnesota law and our Bylaws require us to indemnify our directors, officers and employees in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling MCT pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such exculpation or indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$326
Accounting fees and expenses	3,000
Legal fees and expenses	10,000
Printing expenses	2,000
Blue Sky fees and expenses	500
Transfer agent and registrar fees	500
Miscellaneous	3,674
Total	$20,000

        Except for the SEC filing fee, all of the above fees are estimates. All of the expenses will be borne by the Registrant.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 302A.521 of Minnesota Statutes requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Registrant, against judgments, penalties, fines, including reasonable expenses, if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member or employee, reasonably believed that the conduct was in the best interests of the Registrant, or, in the case of performance by a director, officer or employee of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subd. 3, requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court. The Registrant's Bylaws provide for indemnification of officers, directors, employees, and agents to the fullest extent provided by Section 302A.521. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in ITEM 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We maintain directors' and officers' liability insurance, including a reimbursement policy in favor of the Registrant.

        The agreement that we have with our selling shareholders provides that our directors, officers, and controlling person will be indemnified by the selling shareholders against certain civil liabilities that they may incur under the Securities Act in connection with this registration statement and the related prospectus.

ITEM 16. EXHIBITS

4.1	Specimen Form of our Common Stock Certificate (incorporated by reference to the exhibits to the registration statement on Form S-1 filed August 24, 1993, as amended, SEC File Number 33-67846).
5.1	Opinion and Consent of Best & Flanagan LLP (filed herewith).
10.1	Security Agreement with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.2	Securities Purchase Agreement with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.3	Secured Convertible Minimum Borrowing Note with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.4	Secured Revolving Note with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.5	Secured Convertible Term Note with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.6	Minimum Borrowing Note Registration Rights Agreement with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.7	Registration Rights Agreement with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.8	Common Stock Purchase Warrant with Laurus Master Fund, Ltd., dated March 9, 2004(1).
23.1	Consent of Virchow, Krause & Company LLP (filed herewith).
23.2	Consent of Deloitte & Touche LLP (filed herewith).
23.3	Consent of Best & Flanagan LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on page II-5 of this Registration Statement).

(1)
Incorporated by reference to the exhibits in Form 10-K for the year ended December 31, 2003.

ITEM 17. UNDERTAKINGS

        The undersigned Registrant hereby undertakes, in accordance with Item 512 of Regulation S-K:

        (a)   (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (1)(i)and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

        (b)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (e)   To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 and Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        (h)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES AND POWERS OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota.

Dated: April 30, 2004	MICRO COMPONENT TECHNOLOGY, INC.
	By:	/s/ ROGER E. GOWER Roger E. Gower President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on April 30, 2004 by the following persons in the capacities indicated.

        Each person whose signature appears below also constitutes and appoints Roger E. Gower and Thomas P. Maun, and either of them, his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Capacity
/s/ ROGER E. GOWER Roger E. Gower	President, Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)
/s/ THOMAS P. MAUN Thomas P. Maun	Vice President of Finance/Administration, Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ DONALD J. KRAMER Donald J. Kramer	Director
/s/ DAVID M. SUGISHITA David M. Sugishita	Director
/s/ DONALD R. VANLUVANEE Donald R. VanLuvanee	Director

/s/ PATRICK VERDERICO Patrick Verderico	Director
/s/ DR. SHELDON BUCKLER Dr. Sheldon Buckler	Director
/s/ D. JAMES GUZY D. James Guzy	Director

EXHIBIT INDEX

4.1	Specimen Form of our Common Stock Certificate (incorporated by reference to the exhibits to the registration statement on Form S-1 filed August 24, 1993, as amended, SEC File Number 33-67846).
5.1	Opinion and Consent of Best & Flanagan LLP (filed herewith).
10.1	Security Agreement with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.2	Securities Purchase Agreement with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.3	Secured Convertible Minimum Borrowing Note with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.4	Secured Revolving Note with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.5	Secured Convertible Term Note with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.6	Minimum Borrowing Note Registration Rights Agreement with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.7	Registration Rights Agreement with Laurus Master Fund, Ltd., dated March 9, 2004(1).
10.8	Common Stock Purchase Warrant with Laurus Master Fund, Ltd., dated March 9, 2004(1).
23.1	Consent of Virchow, Krause & Company LLP (filed herewith).
23.2	Consent of Deloitte & Touche LLP (filed herewith).
23.3	Consent of Best & Flanagan LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on page II-5 of this Registration Statement).

(1)
Incorporated by reference to the exhibits in Form 10-K for the year ended December 31, 2003.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
RECENT DEVELOPMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF OUR CAPITAL STOCK
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INDEMNIFICATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES AND POWERS OF ATTORNEY
EXHIBIT INDEX